BB

SEC MAIL RECEIVED PROCESSING
FEB 27 2006
WASH. D.C.
199 SECTION

[redacted]

SECURITIES 06003602 ION

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| SEC FILE NUMBER |
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| 8-66546 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III
# FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MWAM DISTRIBUTORS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 Wilshire Blvd. Suite 1580
(No. and Street)

| Los Angeles | CA | 90025 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY MENVIELLE 310-966-8942
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 350 South Grand Avenue | Los Angeles | California | 90071-3462 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

KH 3/17/06

# OATH OR AFFIRMATION

I, Jay Menvielle, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to MWAM Distributors, LLC (the "Company") as of December 31, 2005 and for year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of California
County of Los Angeles

Subscribed and sworn to before me on this 22nd day of February, 2006, by Jay Menvielle, personally known to me to be the person who appeared before me.

Signature

Chief Financial Officer
Title

Notary Public - LISA J. WEEKS

LISA J. WEEKS
Commission # 1596203
Notary Public - California
Los Angeles County
My Comm. Expires Jul 21, 2009

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| (x) | | Independent Auditors' Report |
| (x) | (a) | Facing page |
| (x) | (b) | Statement of Financial Condition |
| (x) | (c) | Statement of Operations |
| (x) | (d) | Statement of Cash Flows |
| (x) | (e) | Statement of Changes in Stockholder's Equity |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors |
| (x) | | Notes to Financial Statements |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable) |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable) |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required) |
| ( ) | (k) | A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable) |
| (x) | (1) | An Oath or Affirmation |
| ( ) | (m) | A copy of the SIPC Supplemental Report (not required) |
| (x ) | (n) | A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control) |

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-59e)(3).

MWAM DISTRIBUTORS, LLC
(SEC I.D. No. 8-66546)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
MWAM Distributors, LLC:

We have audited the accompanying statement of financial condition of MWAM Distributors, LLC (the "Company") as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MWAM Distributors, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2006

# MWAM DISTRIBUTORS, LLC

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2005

### ASSETS

| | |
|---|---|
| CURRENT ASSETS: | |
| Cash and cash equivalents | $ 369,124 |
| Prepaid expenses | 37,050 |
| Total current assets | $ 406,174 |

### LIABILITIES AND MEMBER'S CAPITAL

| | |
|---|---|
| CURRENT LIABILITIES—Accounts payable and accrued expenses | $ 136,671 |
| MEMBER'S CAPITAL | 269,503 |
| TOTAL | $ 406,174 |

See accompanying notes to statement of financial condition.

# MWAM DISTRIBUTORS, LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

### 1. ORGANIZATION AND NATURE OF BUSINESS

MWAM Distributors, LLC (the "Company"), a wholly owned subsidiary of Metropolitan West Asset Management, LLC (the "Parent"), is a California limited liability company registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed on April 9, 2004 and was approved to be a member of the NASD on October 21, 2004.

### 2. SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***—The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

***Cash and Cash Equivalents***—The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

***Use of Estimates***—The preparation of the accompanying statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### 3. INCOME TAXES

The Company is an LLC, for which the net income flows through to the Member of the Company; therefore, the Company has not recorded a liability for federal income tax purposes, because income taxes, if any, are the responsibility of the Member. However, the Company is subject to certain California franchise taxes imposed on limited liability corporations and certain state and city revenue taxes.

### 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At December 31, 2005, the Company had net capital of $223,718, which was $123,718 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 1.64.

## 5. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 22, 2006

MWAM Distributors, LLC
11766 Wilshire Boulevard, Suite 1580
Los Angeles, CA 90025

In planning and performing our audit of the financial statements of MWAM Distributors, LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 22, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP